Exhibit 99.1

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2018

EXPRESSED IN CANADIAN DOLLARS

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
September 30, 2018
(Expressed in Canadian Dollars - unaudited)

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Condensed Interim Consolidated Statements of Financial Position
(Expressed in Canadian Dollars - unaudited)

	September 30,	December 31,
	2018	2017
	$	$

Assets

Current
Cash (Note 3)	31,236,661	18,458,791
Receivables	63,730	66,544
Prepaid expenses (Note 4)	749,493	319,603
Investments (Note 5)	-	309,035
	32,049,884	19,153,973

Exploration and evaluation assets (Note 6)	185,983,791	154,435,875

Reclamation bonds (Note 7)	1,336,555	1,248,817

Property and equipment (Note 8)	499,967	408,363

	219,870,197	175,247,028

Liabilities

Current
Accounts payable and accrued liabilities (Notes 9 and 13)	2,210,876	1,642,099

Provision for site reclamation (Note 10)	942,713	-

	3,153,589	1,642,099

Shareholders' equity
Share capital (Note 11)	270,513,901	220,941,105
Reserves (Note 11)	7,758,617	6,505,922
Deficit	(61,555,910)	(53,842,098)
	216,716,608	173,604,929

	219,870,197	175,247,028

Nature and Continuance of Operations (Note 1), Commitments (Note 16)

These condensed interim consolidated financial statements were authorized for issuance by the Board of Directors on November 9, 2018.

On Behalf of the Board of Directors:

“Alex Morrison”	“Zara Boldt”
Alex Morrison, Director	Zara Boldt, Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Condensed Interim Consolidated Statements of Loss and Comprehensive Loss
(Expressed in Canadian Dollars - unaudited)

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2018	2017	2018	2017
	$	$	$	$

Expenses
Community relations	1,983	662	104,231	95,976
Consulting fees	251,314	259,432	722,121	407,214
Depreciation (Note 8)	45,647	10,149	133,636	30,447
Foreign exchange loss (gain)	197,763	496,327	(397,506)	969,554
Insurance	104,471	102,242	301,890	299,496
Investor relations	72,348	155,974	154,436	361,138
Management fees (Note 13)	278,750	632,070	833,540	1,108,237
Office	124,680	149,703	424,741	370,762
Professional fees (Note 13)	322,429	168,922	1,065,029	599,288
Property investigation	29,728	-	36,622	149,169
Regulatory and shareholders service	90,833	159,194	368,771	371,161
Rent	64,090	73,749	207,970	188,341
Share-based compensation (Notes 11 and 13)	851,848	1,839,496	3,070,407	2,259,825
Travel and related	195,213	249,660	657,292	649,402
Wages and salaries (Note 13)	174,204	116,379	432,449	299,321

	(2,805,301)	(4,413,959)	(8,115,629)	(8,159,331)

Equity loss in associated company	-	-	-	(807,455)
Gain (loss) on investments (Note 5)	8,707	(57,543)	(88,332)	146,457
Interest income	96,555	76,264	313,515	248,989

Loss and comprehensive loss for the period	(2,700,039)	(4,395,238)	(7,890,446)	(8,571,340)

Basic and diluted loss per share	(0.01)	(0.02)	(0.03)	(0.04)

Weighted average number of common shares outstanding (basic and diluted)	256,057,075	233,022,034	250,989,547	226,653,393

The accompanying notes are an integral part of these condensed interim consolidated financial statements

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Condensed Interim Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars - unaudited)

	For the nine months ended September 30,
	2018	2017
	$	$

Cash flows used in operating activities
Loss for the period	(7,890,446)	(8,571,340)
Items not affecting cash:
Depreciation	133,636	30,447
Share-based compensation	3,070,407	2,259,825
Loss (gain) on investments	88,332	(146,457)
Unrealized foreign exchange (gain) loss	(31,846)	67,116
Equity loss in associated company	-	807,455
Changes in non-cash working capital items
Decrease in receivables	2,814	191,147
(Increase) in prepaid expenses	(429,890)	(210,134)
(Decrease) in accounts payable and accrued liabilities	(687,532)	(1,768,475)
	(5,744,525)	(7,340,416)

Cash flows used in investing activities
Reclamation bonds	(55,892)	(328,292)
Investments	-	(300,000)
Proceeds from sale of investments	220,703	-
Acquisition of property and equipment	(225,240)	(125,345)
Cash acquired on acquisition of subsidiary	-	1,355,706
Exploration and evaluation assets expenditures	(29,599,837)	(17,662,118)
	(29,660,266)	(17,060,049)

Cash flows from financing activities
Proceeds from share issuances	48,907,549	-
Share issuance costs	(2,838,520)	(772,910)
Proceeds from exercise of warrants	-	251,505
Proceeds from exercise of stock options	2,113,632	2,139,828
	48,182,661	1,618,423

Net change in cash	12,777,870	(22,782,042)

Cash, beginning of period	18,458,791	53,611,061

Cash, end of period	31,236,661	30,829,019

Supplementary Cash Flow Information (Note 17)

The accompanying notes are an integral part of these condensed interim consolidated financial statements

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
(Expressed in Canadian Dollars - unaudited)

					Total
	Number of				Shareholders'
	Shares Issued	Share Capital	Reserves	Deficit	Equity
		$	$	$	$

Balance at December 31, 2016	221,516,735	191,358,298	5,310,291	(42,826,554)	153,842,035

Stock options exercised	2,312,916	3,833,243	(1,693,415)	-	2,139,828

Shares issued pursuant to the arrangement	9,352,320	24,970,694	-	-	24,970,694

Warrants exercised	218,700	584,056	(332,551)	-	251,505

Issuance of replacement stock options and warrants	-	-	576,506	-	576,506

Adjustment in investment in associated company	-	-	(218,874)	227,836	8,962

Stock options expired	-	-	(151,042)	151,042	-

Share-based compensation	-	-	2,259,825	-	2,259,825

Loss for the period	-	-	-	(8,571,340)	(8,571,340)

Balance at September 30, 2017	233,400,671	220,746,291	5,750,740	(51,019,016)	175,478,015

Stock options exercised	136,000	194,814	(88,854)	-	105,960
Stock options expired	-	-	(32,364)	32,364	-
Share-based compensation	-	-	876,400	-	876,400
Loss for the period	-	-	-	(2,855,446)	(2,855,446)
Balance at December 31, 2017	233,536,671	220,941,105	6,505,922	(53,842,098)	173,604,929

Shares issued for cash	23,857,341	48,907,549	-	-	48,907,549
Share issuance costs	-	(3,089,463)	-	-	(3,089,463)
Stock options exercised	2,415,666	3,754,710	(1,641,078)	-	2,113,632
Stock options expired	-	-	(166,715)	166,715	-
Stock options cancelled	-	-	(9,919)	9,919	-
Share-based compensation	-	-	3,070,407	-	3,070,407
Loss for the period	-	-	-	(7,890,446)	(7,890,446)
Balance at September 30, 2018	259,809,678	270,513,901	7,758,617	(61,555,910)	216,716,608

The accompanying notes are an integral part of these condensed interim consolidated financial statements

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2018
(Expressed in Canadian Dollars - unaudited)

NOTE 1 - Nature and Continuance of Operations

Gold Standard Ventures Corp. (the “Company”) was incorporated on February 6, 2004 under the Business Corporations Act (British Columbia) and is listed for trading on the Toronto Stock Exchange (“TSX”) under the symbol “GSV” and on the NYSE American LLC under the symbol “GSV”.

The Company’s head office, principal address and registered and records office is located at Suite 610 – 815 West Hastings Street, Vancouver, British Columbia, Canada, V6C 1B4.

The Company’s exploration and evaluation assets are at the exploration stage and are without a known body of commercial ore. The business of exploring for minerals involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. Major expenditures may be required to establish ore reserves, to develop metallurgical processes, to acquire construction and operating permits and to construct mining and processing facilities. The amounts shown as exploration and evaluation assets cost represent acquisition, holding and deferred exploration costs and do not necessarily represent present or future recoverable values. The recoverability of the amounts shown for exploration and evaluation assets cost is dependent upon the Company obtaining the necessary financing to complete the exploration and development of the properties, the discovery of economically recoverable reserves and future profitable operations or through sale of the assets.

These condensed interim consolidated financial statements have been prepared on the assumption that the Company and its subsidiaries will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. Different bases of measurement may be appropriate if the Company is not expected to continue operations for the foreseeable future. As at September 30, 2018, the Company had not advanced its properties to commercial production and is not able to finance day to day activities through operations. The Company’s continuation as a going concern is dependent upon the successful results from its exploration activities and its ability to attain profitable operations and generate funds therefrom and/or raise equity capital or borrowings sufficient to meet current and future obligations. The Company estimates it has sufficient working capital to continue operations for the upcoming year.

NOTE 2 - Significant Accounting Policies and Basis of Preparation

The following is a summary of significant accounting policies used in the preparation of these condensed interim consolidated financial statements.

Statement of compliance

These condensed interim consolidated financial statements, including comparatives, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and International Accounting Standards (“IAS”) 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”).

This condensed interim financial report does not include all of the information required of a full annual financial report and is intended to provide users with an update in relation to events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the end of the last annual reporting period. It is therefore recommended that this financial report be read in conjunction with the annual audited financial statements of the Company for the year ended December 31, 2017.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2018
(Expressed in Canadian Dollars - unaudited)

NOTE 2 - Significant Accounting Policies and Basis of Preparation (continued)

Statement of compliance (continued)

The accounting policies applied in preparation of these condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2017, except for the following:

Financial instruments

On January 1, 2018, the Company adopted IFRS 9 – Financial Instruments (“IFRS 9”) which replaced IAS 39 – Financial Instruments: Recognition and Measurement. IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward-looking ‘expected loss’ impairment model. IFRS 9 also includes significant changes to hedge accounting. The standard is effective for annual periods beginning on or after January 1, 2018. The Company adopted the standard retrospectively. IFRS 9 did not impact the Company’s classification and measurement of financial assets and liabilities.

The following summarizes the significant changes in IFRS 9 compared to the previous standard:

  IFRS 9 uses a single approach to determine whether a financial asset is classified and measured at amortized cost or fair value. The classification and measurement of financial assets is based on the Company’s business models for managing its financial assets and whether the contractual cash flows represent solely payments for principal and interest. The change did not impact the carrying amounts of any of the Company’s financial assets on the transition date. Prior periods were not restated and no material changes resulted from adopting this new standard.

  The adoption of the new “expected credit loss” impairment model under IFRS 9, as opposed to an incurred credit loss model under IAS 39, had no impact on the carrying amounts of our financial assets on the transition date given the Company transacts exclusively with large international financial institutions and other organizations with strong credit ratings.

Basis of presentation

These condensed interim consolidated financial statements of the Company have been prepared on an accrual basis and are based on historical costs, except for investments which are measured at fair value. The condensed interim consolidated financial statements are presented in Canadian dollars unless otherwise noted.

Basis of consolidation

These condensed interim consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, JKR Gold Resources ULC, JKR Gold Resources (USA) Inc., JMD Exploration Corp., Gold Standard Ventures (US) Inc., Tacoma Exploration LLC, Battle Mountain Gold Inc., Battle Mountain Gold (USA) Inc., and Madison Enterprises (Nevada) Inc., from their dates of formation or acquisition. The Company’s Canadian subsidiaries are holding companies while its US subsidiaries are operating companies. All significant intercompany accounts and transactions between the Company and its subsidiaries have been eliminated upon consolidation. During the year ended December 31, 2017, the Company wound up JKR Gold Resources (USA) Inc. and JMD Exploration Corp. In addition, the Company merged Battle Mountain Gold (USA) Inc. and Madison Enterprises (Nevada) Inc., with the merged entity being named Madison Enterprises (Nevada) Inc.

Foreign currency translation

The functional currency of an entity is the currency of the primary economic environment in which the entity operates. The functional currency of the Company and each of its subsidiaries is the Canadian dollar. The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21 – The Effects of Changes in Foreign Exchange Rates.

Transactions in currencies other than Canadian dollars are recorded at exchange rates prevailing on the dates of the transactions. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated at the period end exchange rate while non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at the exchange rates approximating those in effect on the date of the transactions. Exchange gains and losses arising on translation are included in profit or loss.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2018
(Expressed in Canadian Dollars - unaudited)

NOTE 2 - Significant Accounting Policies and Basis of Preparation (continued)

Use of estimates

The preparation of financial statements in conformity with IFRS requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported revenues and expenses during the period.

Although management uses historical experience and its best knowledge of the amount, events or actions to form the basis for judgments and estimates, actual results may differ from these estimates.

The most significant accounts that require estimates and judgements as the basis for determining the stated amounts include the recoverability of exploration and evaluation assets, determination of functional currency, valuation of the acquisition of an associated company, valuation of share-based compensation, recognition of deferred tax amounts and reclamation provisions.

Critical judgments exercised in applying accounting policies that have the most significant effect on the amounts recognized in the condensed interim consolidated financial statements are as follows:

Economic recoverability and probability of future economic benefits of exploration and evaluation assets

Management has determined that exploration, evaluation, and related costs incurred which were capitalized may have future economic benefits and may be economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefits including, geologic and other technical information, a history of conversion of mineral deposits with similar characteristics to its own properties to proven and probable mineral reserves, the quality and capacity of existing infrastructure facilities, evaluation of permitting and environmental issues and local support for the project.

Determination of functional currency

The Company determines the functional currency through an analysis of several indicators such as expenses and cash flow, financing activities, retention of operating cash flows, and frequency of transactions within the reporting entity.

Valuation of the acquisition of an associated company

The Company acquired a publicly-traded associated company in June 2017. The process for determining whether the acquisition was an asset purchase versus a business acquisition was performed and primary consideration was given to the exploration stage of mineral properties, among other items. Shares issued for the acquisition were valued on the issue date and the excess of overall acquisition costs over net assets acquired was attributed to the mineral properties acquired.

Prior to June 2017, the Company held an investment in the associated company. To value the investment, management obtained financial information from the majority owner and adjusted the carrying value of the investment. The investment was subject to all estimates included in the financial information from the majority owner as well as estimates of impairment losses.

Information about assumptions and estimation uncertainties that have a significant risk of resulting in material adjustments are as follows:

Valuation of share-based compensation

The Company uses the Black-Scholes option pricing model for valuation of share-based compensation. Option pricing models require the input of subjective assumptions including expected price volatility, risk-free interest rate, and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earnings and equity reserves.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2018
(Expressed in Canadian Dollars - unaudited)

NOTE 2 - Significant Accounting Policies and Basis of Preparation (continued)

Use of estimates (continued)

Income taxes

In assessing the probability of realizing income tax assets, management makes estimates related to expectation of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified.

Reclamation provisions

The Company’s reclamation provision represents management’s best estimate of the present value of the future cash outflows required to settle the obligation. Management assesses these provisions on an annual basis or when new information becomes available. This assessment includes the estimation of the future reclamation costs, the timing of these expenditures, inflation, and the impact of changes in discount rates, interest rates and foreign exchange rates. The actual future expenditures may differ from the amounts currently provided if the estimates made are significantly different than actual results or if there are significant changes in environmental and/or regulatory requirements in the future.

Financial instruments

Financial assets

On initial recognition, financial assets are recognized at fair value and are subsequently classified and measured at: (i) amortized cost; (ii) fair value through other comprehensive income (“FVOCI”); or (iii) fair value through profit or loss (“FVTPL”). The classification of financial assets is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. A financial asset is measured at fair value net of transaction costs that are directly attributable to its acquisition except for financial assets at FVTPL where transaction costs are expensed. All financial assets not classified and measured at amortized cost or FVOCI are measured at FVTPL. On initial recognition of an equity instrument that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in other comprehensive income/loss.

The classification determines the method by which the financial assets are carried on the statement of financial position subsequent to inception and how changes in value are recorded. Receivables and reclamation bonds are measured at amortized cost with subsequent impairments recognized in profit or loss. Cash and investments are classified as FVTPL.

Impairment

An ‘expected credit loss’ impairment model applies which requires a loss allowance to be recognized based on expected credit losses. The estimated present value of future cash flows associated with the asset is determined and an impairment loss is recognized for the difference between this amount and the carrying amount as follows: the carrying amount of the asset is reduced to estimated present value of the future cash flows associated with the asset, discounted at the financial asset’s original effective interest rate, either directly or through the use of an allowance account and the resulting loss is recognized in profit or loss for the period.

In a subsequent period, if the amount of the impairment loss related to financial assets measured at amortized cost decreases, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2018
(Expressed in Canadian Dollars - unaudited)

NOTE 2 - Significant Accounting Policies and Basis of Preparation (continued)

Financial instruments (continued)
Financial liabilities

Financial liabilities are designated as either: (i) fair value through profit or loss; or (ii) other financial liabilities. All financial liabilities are classified and subsequently measured at amortized cost except for financial liabilities at FVTPL. The classification determines the method by which the financial liabilities are carried on the balance sheet subsequent to inception and how changes in value are recorded. Accounts payable and accrued liabilities are classified as other financial liabilities and carried on the statement of financial position at amortized cost.

As at September 30, 2018, the Company does not have any derivative financial liabilities.

Restoration and environmental obligations

The Company recognizes liabilities for statutory, contractual, constructive or legal obligations associated with the retirement of long-term assets, when those obligations result from the acquisition, construction, development or normal operation of the assets. The net present value of future restoration cost estimates arising from the decommissioning of plant and other site preparation work is capitalized to exploration and evaluation assets along with a corresponding increase in the restoration provision in the period incurred. Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value. The restoration asset will be depreciated on the same basis as the related assets.

The Company’s estimates of restoration costs could change as a result of changes in regulatory requirements, discount rates and assumptions regarding the amount and timing of the future expenditures. These changes are recorded directly to the related asset with a corresponding entry to the restoration provision. The Company’s estimates are reviewed annually for changes in regulatory requirements, discount rates, effects of inflation and changes in estimates.

Changes in the net present value, excluding changes in amount and timing of the Company’s estimates of reclamation costs, are charged to profit or loss for the period.

The net present value of restoration costs arising from subsequent site damage that is incurred on an ongoing basis during production are charged to profit or loss in the period incurred.

Standards issued or amended but not yet effective

A number of new standards, amendments to standards and interpretations applicable to the Company are not yet effective for the nine months ended September 30, 2018 and have not been applied in preparing these condensed interim consolidated financial statements. These standards are as follows:

  IFRS 16 – Leases: On January 13, 2016, the IASB issued the final version of IFRS 16 Leases. The new standard will replace IAS 17 Leases and is effective for annual periods beginning on or after January 1, 2019. IFRS 16 eliminates the classification of leases as either operating leases or finance leases for a lessee. Instead, all leases are treated in a similar way to finance leases applying IAS 17. IFRS 16 does not require a lessee to recognize assets and liabilities for short-term leases (i.e. leases of 12 months or less) and leases of low-value assets. The Company is assessing this standard including identifying and reviewing contracts that are impacted. The Company expects that the standard will increase assets and related liabilities and increase disclosure.

  IFRIC 23 – Uncertainty Over Income Tax Treatments: clarifies how to apply the recognition and measurement requirements in IAS 12 when there is uncertainty over income tax treatments. It is effective for annual periods beginning on or after January 1, 2019 with early adoption permitted. The Company does not expect that the adoption of this standard will have a material effect on the Company’s consolidated financial statements.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2018
(Expressed in Canadian Dollars - unaudited)

NOTE 3 – Cash

	September 30, 2018	December 31, 2017
	$	$
Cash at bank	30,891,173	18,312,333
Cash held in lawyers’ trust account	345,488	146,458
	31,236,661	18,458,791

NOTE 4 – Prepaid Expenses

	September 30, 2018	December 31, 2017
	$	$
Prepaid expenses	729,390	297,003
Deposits	20,103	22,600
	749,493	319,603

NOTE 5 –Investments

In February 2017, the Company acquired 600,000 shares of Contact Gold Corp. for a total of $300,000, which had been classified as FVTPL and measured at fair value. As at December 31, 2017, the fair value of the investment was $306,000. During the nine months ended September 30, 2018, the Company sold these shares for proceeds of $217,071 and recorded a loss of $88,929.

In connection with the acquisition of Battle Mountain Gold Inc. (“BMG”), the Company acquired certain marketable securities, which have been classified as FVTPL and measured at fair value. As at December 31, 2017, the fair value of the investment was $3,035. During the nine months ended September 30, 2018, the Company sold these securities for proceeds of $3,632 and recorded a gain of $597.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2018
(Expressed in Canadian Dollars - unaudited)

NOTE 6 – Exploration and Evaluation Assets

Expenditures for the periods related to exploration and evaluation assets located in Nevada, USA were as follows:

	Railroad-
	Pinion	Lewis Gold
	Project	Project	Total
	$	$	$

Balance as at December 31, 2016	93,913,136	-	93,913,136

Property acquisition and staking costs	253,744	35,745,391	35,999,135
Exploration expenses
Claim maintenance fees	369,925	79,138	449,063
Consulting	2,361,902	234,684	2,596,586
Data analysis	498,200	22,482	520,682
Drilling	11,834,010	1,299,403	13,133,413
Environmental and permitting	275,885	4,648	280,533
Equipment rental	78,392	1,849	80,241
Geological	997,238	15,275	1,012,513
Lease payments	1,487,916	109,563	1,597,479
Metallurgy	909,757	-	909,757
Sampling and processing	1,141,491	28,386	1,169,877
Site development and reclamation	1,293,953	149,086	1,443,039
Supplies	1,278,358	2,722	1,281,080
Vehicle	49,341	-	49,341
	22,830,112	37,692,627	60,522,739

Balance as at December 31, 2017	116,743,248	37,692,627	154,435,875

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2018
(Expressed in Canadian Dollars - unaudited)

NOTE 6 - Exploration and Evaluation Assets (continued)

	Railroad-
	Pinion	Lewis Gold
	Project	Project	Total
	$	$	$

Balance as at December 31, 2017	116,743,248	37,692,627	154,435,875

Property acquisition and staking costs	4,989	-	4,989
NSR buy-down	4,427,850	-	4,427,850
Exploration expenses
Claim maintenance fees	359,532	81,528	441,060
Consulting	2,443,709	81,721	2,525,430
Data Analysis	54,188	22,282	76,470
Drilling	12,844,120	174,781	13,018,901
Engineering	129,405	-	129,405
Environmental and permitting	321,695	-	321,695
Equipment rental	76,969	491	77,460
Geological	727,851	17,455	745,306
Geotechnical	567,313	-	567,313
Hydrology	408,252	-	408,252
Lease payments	953,018	-	953,018
Metallurgy	252,405	-	252,405
Preliminary economic assessment	417,302	-	417,302
Provision for site reclamation	942,713	-	942,713
Sampling and processing	518,840	78,052	596,892
Site development and reclamation	4,651,715	28,277	4,679,992
Supplies	846,883	1,002	847,885
Vehicle	113,578	-	113,578
	31,062,327	485,589	31,547,916
Balance as at September 30, 2018	147,805,575	38,178,216	185,983,791

Railroad-Pinion Project

The Railroad-Pinion project is located in Elko County, Nevada, USA.

During the period from August 2009 to December 2017, the Company entered into various agreements to acquire or lease certain claims, properties and surface rights subject to net smelter return royalties (“NSR”) ranging between 1% and 5%. As well, certain claims are subject to a 1.5% Mineral Production Royalty. The agreements are subject to specific lease terms, extension options, back-in rights, buy down or purchase provisions, and work commitments as further detailed in the Company’s most recent annual audited consolidated financial statements.

During the nine months ended September 30, 2018, the Company entered into additional agreements as follows:

In January 2018, the Company entered into a mining lease agreement to lease a 100% interest in certain mineral rights for a period of 10 years. The Company paid an initial amount of US$10,000 upon execution of the agreement and must make annual payments of US$10,000 increasing to US$30,000 in years six to nine. The lease agreement is subject to a 3% NSR.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2018
(Expressed in Canadian Dollars - unaudited)

NOTE 6 - Exploration and Evaluation Assets (continued)

Railroad-Pinion Project (continued)

In March 2018, the Company exercised its NSR buy-down option on one of its mining lease agreements executed in November 2012 to reduce the NSR royalty from 5% to 2% by making a lump-sum payment of US$3,500,000 to the lessee.

In May 2018, the Company entered into an amendment agreement to one of its mining lease agreements executed in November 2011 to reduce the NSR royalty from 5% to 2% and extend the term of the lease for an additional 8 years beyond the primary 10 year term of the original agreement by making a lump-sum payment of US$300,000 to the lessees.

Payment requirements from the remainder of 2018 to 2022 under agreements are approximately as follows:

	Total	Total
	Work	Lease
	commitment	payment	Total
	US$	US$	US$
2018	-	645,000	645,000
2019	1,300,000	1,077,000	2,377,000
2020	1,300,000	1,016,000	2,316,000
2021	1,300,000	823,000	2,123,000
2022	1,300,000	374,000	1,674,000
	5,200,000	3,935,000	9,135,000

Lewis Gold Project

As a result of the acquisition of BMG, the Company acquired a 100% right, title and interest in mining claims located in the Battle Mountain Mining District in Lander County, Nevada, USA (the “Lewis Gold Project”).

The Lewis Gold Project is subject to an advance minimum annual royalty in the amount of US$60,000 in cash, which is subject to an annual escalation based upon a defined consumer price index. The advance minimum royalty payments are to be credited against any production royalty payable in the same year. Production royalties include a 3.5% NSR for gold and silver and a 4% NSR for other minerals such as lead, zinc, and copper (the “BMG Royalty”).

NOTE 7 - Reclamation Bonds

In relation to its exploration and evaluation assets, the Company has posted reclamation bonds as at September 30, 2018 of $1,336,555 (US$1,038,879) (December 31, 2017 - $1,248,817 (US$965,471)).

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2018
(Expressed in Canadian Dollars - unaudited)

NOTE 8 - Property and Equipment

	Leasehold
	improvements	Computers	Total
	$	$	$

Cost:
At December 31, 2016	210,742	-	210,742
Additions	288,581	29,482	318,063
At December 31, 2017	499,323	29,482	528,805
Additions	184,435	40,805	225,240
At September 30, 2018	683,758	70,287	754,045
Depreciation:
At December 31, 2016	75,424	-	75,424
Charge for the year	40,596	4,422	45,018
At December 31, 2017	116,020	4,422	120,442
Charge for the period	106,467	27,169	133,636
At September 30, 2018	222,487	31,591	254,078
Net book value:
At December 31, 2017	383,303	25,060	408,363
At September 30, 2018	461,271	38,696	499,967

NOTE 9 – Accounts Payable and Accrued Liabilities

	September 30, 2018	December 31, 2017
	$	$
Accounts payable	1,549,429	636,961
Accrued liabilities	661,447	1,005,138
	2,210,876	1,642,099

NOTE 10 – Provision for Site Reclamation

During the period ended September 30, 2018, the Company recorded a provision for the estimated cost of site reclamation relating to exploration activities at its Railroad-Pinion Project. The Company used an inflation rate of 2.16% (2017 – nil) and an average discount rate of 3.09% (2017 – nil) in calculating the estimated obligation. The undiscounted uninflated value of the cash flows required to settle the provision is approximately $1,070,440.

Railroad-Pinion
$
Balance as at December 31, 2016 and 2017	-
Increase in estimate	942,713
Balance as at September 30, 2018	942,713

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2018
(Expressed in Canadian Dollars - unaudited)

NOTE 11 - Share Capital and Reserves

Authorized Share Capital

Unlimited number of common shares without par value.

Issued Share Capital

In June 2017, in connection to the acquisition of BMG, the Company issued 9,352,320 common shares at a value of $24,970,694.

In February 2018, the Company completed an underwritten public offering and a concurrent private placement financing and issued 18,626,440 common shares of the Company at a price of $2.05 per share for proceeds totalling $35,561,125, net of cash commissions and expenses of $2,623,077.

In September 2018, the Company completed a private placement financing and issued 5,230,901 common shares of the Company at a price of $2.05 per share for proceeds totalling $10,256,961, net of cash commissions and expenses of $466,386.

Share Purchase Warrants

In June 2017, in connection to the acquisition of BMG, the Company issued 218,700 replacement warrants with an exercise price of $1.15, at a fair value of $332,551, calculated using the Black-Scholes option pricing model assuming a life expectancy of one month, a risk-free rate of 0.56%, a forfeiture rate of 0%, and volatility of 52%. In July 2017, the Company issued 218,700 common shares in relation to the exercise of all of the 218,700 replacement warrants for total proceeds of $251,505 and the fair value of $332,551 attributable to these warrants was transferred from reserves to share capital.

Stock Options

The Company has a Stock Option Plan whereby the maximum number of common shares reserved for issue under the plan shall not exceed 10% of the outstanding common shares of the Company, as at the date of the grant. The exercise price of each option granted under the plan may not be less than the Discounted Market Price (as that term is defined in the policies of the TSX). Options may be granted for a maximum term of five years from the date of the grant, are non-transferable and expire within 90 days of termination of employment, consulting arrangement or holding office as a director or officer of the Company, are subject to vesting provisions as determined by the Board of Directors (the “Board”) and, in the case of death, expire within one year thereafter. Upon death, the options may be exercised by legal representation or designated beneficiaries of the holder of the option.

In June 2017, in connection to the acquisition of BMG, the Company issued 153,089 replacement options with a weighted average exercise price of $1.67 per share, at a fair value of $243,955.

During the year ended December 31, 2017, the Company issued 2,448,916 common shares in relation to the exercise of 2,448,916 stock options (including 87,477 replacement options) for total proceeds of $2,245,788 and the fair value of $1,782,269 attributable to these stock options was transferred from reserves to share capital. Additionally, 105,612 stock options (including 65,612 replacement options) expired unexercised and the fair value of $183,406 attributable to these stock options was transferred from reserves to deficit. In addition, during the year ended December 31, 2017, the Company granted a total of 3,465,140 stock options with a fair value of $4,264,487, of which $3,136,225 was expensed.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2018
(Expressed in Canadian Dollars - unaudited)

NOTE 11 - Share Capital and Reserves (continued)

Stock Options (continued)

During the nine months ended September 30, 2018, the Company issued 2,415,666 common shares in relation to the exercise of 2,415,666 stock options for total proceeds of $2,113,632 and the fair value of $1,641,078 attributable to these stock options was transferred from reserves to share capital. Additionally, 208,334 stock options expired unexercised and 25,000 stock options were cancelled and the fair value of $176,634 attributable to these stock options was transferred from reserves to deficit. In addition, during the nine months ended September 30, 2018, the Company granted a total of 2,799,256 stock options as follows:

  100,000 stock options with an exercise price of $1.96 per share vest one-third immediately, one-third on January 15, 2019, and one-third on January 15, 2020, with a fair value of $102,519.

  2,439,256 stock options with an exercise price of $2.11 per share vest one-third immediately, one-third on January 26, 2019, and one-third on January 26, 2020, with a fair value of $2,599,050.

  100,000 stock options with an exercise price of $2.11 per share vest one-third, one-third on April 27, 2019, and one- third on April 27, 2020, with a fair value of $105,740.

  160,000 stock options with an exercise price of $1.96 per share vest one-third immediately and one-third on June 26, 2019, and one-third on June 26, 2020, with a fair value of $156,288.

During the nine months ended September 30, 2018, the Company expensed a total of $2,638,727 (September 30, 2017 –$2,259,825) as share-based compensation for values of stock options vested.

The fair value of options granted is estimated on the grant date using the Black-Scholes option pricing model using the following weighted average variables:

	For the nine months ended September 30,
	2018	2017
Risk-free interest rate	1.99%	1.53%
Expected option life in years	4 years	4.90 years
Expected stock price volatility	65%	70%
Expected dividend rate	0%	0%

A summary of stock option activities is as follows:

	Number of	Weighted average
	options	exercise price
		$
Outstanding at December 31, 2016	8,187,939	0.98
Exercised	(2,448,916)	0.92
Granted	3,465,140	2.15
Expired	(105,612)	2.57
Replacement options issued	153,089	1.67
Outstanding at December 31, 2017	9,251,640	1.43
Exercised	(2,415,666)	0.87
Granted	2,799,256	2.10
Expired	(208,334)	2.12
Cancelled	(25,000)	2.11
Outstanding at September 30, 2018	9,401,896	1.75

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2018
(Expressed in Canadian Dollars - unaudited)

NOTE 11 - Share Capital and Reserves (continued)

Stock Options (continued)

A summary of the stock options outstanding and exercisable at September 30, 2018 is as follows:

Exercise	Number	Number
Price	Outstanding	Exercisable	Expiry Date
$
2.12*	84,600	84,600	October 24, 2018
0.77	705,000	705,000	September 12, 2019
0.73	2,225,000	2,225,000	November 27, 2020
3.16	507,500	507,500	September 29, 2021
2.24	325,000	325,000	June 1, 2022
2.12	2,280,540	1,520,360	August 1, 2022
2.25	600,000	400,000	September 12, 2022
1.96	100,000	33,333	January 15, 2023
2.11	2,314,256	771,419	March 5, 2023
2.11	100,000	33,333	April 27, 2023
1.96	160,000	53,333	September 14, 2023
	9,401,896	6,658,878
* Subsequent to September 30, 2018, these stock options expired unexercised.

The stock option reserves record items recognized as share-based compensation expense until such time that the stock options are exercised, at which time the corresponding amount will be transferred to share capital. If vested options expire unexercised or are forfeited, the amount recorded is transferred to deficit.

Restricted Share Unit Award Plan

In 2017, the Company adopted a Restricted Share Unit Award Plan (“RSU Plan”) whereby the maximum number of common shares reserved for issue under the RSU Plan shall not exceed 5,000,000 common shares of the Company. In addition, the aggregate number of common shares issuable pursuant to the RSU Plan combined with all of the Company’s other security-based compensation arrangements, including the Company’s Stock Option Plan, shall not exceed 10% of the Company’s outstanding shares. During the year ended December 31, 2017, the Company did not grant any restricted share unit awards.

In March 2018, the Company granted 567,110 restricted share units to certain officers and directors with a fair value of $1,196,602, of which $431,680 was expensed during the nine months ended September 30, 2018 (September 30, 2017 – $nil). The restricted share units issued to officers of the Company vest one-third every year. The directors of the Company, who have been granted restricted share units, have the entitlement to have one-third of the grant vest every year. However, the restricted share units will vest only when the director’s position on the Board has been terminated.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2018
(Expressed in Canadian Dollars - unaudited)

NOTE 12 - Segmented Information

The Company has one operating segment, being the acquisition and exploration of exploration and evaluation assets. Geographic information is as follows:

	As at September 30, 2018
	Canada	US	Total
	$	$	$
Reclamation bonds	-	1,336,555	1,336,555
Property and equipment	81,913	418,054	499,967
Exploration and evaluation assets	-	185,983,791	185,983,791
	81,913	187,738,400	187,820,313

	As at December 31, 2017
	Canada	US	Total
	$	$	$
Reclamation bonds	-	1,248,817	1,248,817
Property and equipment	94,722	313,641	408,363
Exploration and evaluation assets	-	154,435,875	154,435,875
	94,722	155,998,333	156,093,055

NOTE 13 - Related Party Transactions

During the nine months ended September 30, 2018, the Company entered into the following transactions with related parties, not disclosed elsewhere in these financial statements:

i.	As at September 30, 2018, $4,725 (December 31, 2017 - $640,573) was included in accounts payable and accrued liabilities owing to officers and directors of the Company in relation to professional fees and reimbursement of expenses.

ii.	As at September 30, 2018, $nil (December 31, 2017 - $7,000) was included in prepaid expenses for prepayments made to directors of the Company in relation to director fees.

iii.	The Company received $13,500 (September 30, 2017 - $nil) of rent from a company related by way of common officers.

Summary of key management personnel compensation:

Key management personnel includes those persons having authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. The Company has determined that key management personnel consists of members of the Board and corporate officers, including the Company’s Chief Executive Officer and Chief Financial Officer.

	For the nine months ended September 30,
	2018	2017
	$	$
Management fees	833,540	1,108,237
Professional fees	172,863	13,500
Exploration and evaluation assets expenditures	122,560	186,654
Wages and salaries	21,628	32,939
Share-based compensation	1,857,947	1,660,324
	3,008,538	3,001,654

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2018
(Expressed in Canadian Dollars - unaudited)

NOTE 14 - Capital Disclosure and Management

The Company considers its capital structure to include the components of shareholders’ equity. Management’s objective is to ensure that there is sufficient capital to minimize liquidity risk and to continue as a going concern. As an exploration stage company, the Company is currently unable to self-finance its operations.

Although the Company has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that the Company will be able to obtain adequate financing in the future, or that the terms of such financings will be favourable.

The Company’s share capital is not subject to any external restrictions and the Company did not change its approach to capital management during the period.

NOTE 15 - Financial Instruments and Risk Management

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

  Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

  Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

  Level 3 – Inputs that are not based on observable market data.

The Company’s financial instruments consist of cash, receivables, investments, reclamation bonds, and accounts payable and accrued liabilities. The fair value of these financial instruments, other than cash and investments, approximates their carrying values due to the short-term nature of these instruments. Cash and investments are measured at fair value using level 1 inputs.

The Company is exposed to a variety of financial risks by virtue of its activities including currency, credit, interest rate, liquidity, commodity price, and equity price risk.

a)	Currency risk

The Company conducts exploration and evaluation activities in the United States. As such, it is subject to risk due to fluctuations in the exchange rates for the Canadian and US dollars. As at September 30, 2018, the Company had a foreign currency net monetary asset position of approximately US$6,180,000. Each 1% change in the US dollar relative to the Canadian dollar will result in a foreign exchange gain/loss of approximately $61,800.

b)	Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. The Company’s cash is held in large Canadian and U.S. financial institutions and the Company considers this risk to be remote.

c)	Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to limited interest rate risk as it only holds cash and highly liquid short-term investments.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2018
(Expressed in Canadian Dollars - unaudited)

NOTE 15 - Financial Instruments and Risk Management (continued)

d)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they come due. The Company’s ability to continue as a going concern is dependent on management’s ability to raise the required capital through future equity or debt issuances. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board are actively involved in the review, planning, and approval of significant expenditures and commitments.

e)	Commodity price risk

The ability of the Company to raise funds to explore and develop its exploration and evaluation assets and the future profitability of the Company are directly related to the price of gold. The Company monitors gold prices to determine the appropriate course of action to be taken.

NOTE 16 - Commitments

a)	The Company has a lease agreement for an office space in Vancouver, B.C. expiring on April 30, 2020 and incurring minimum monthly rent payments of approximately $6,000 to the year 2020.

In August 2017, the Company entered into a lease agreement for office premises in Elko, Nevada expiring on August 28, 2022 and incurring minimum monthly rent payments from US$8,000 in 2017 increasing to US$10,000 in 2022. The Company has an option to purchase the property for US$1,100,000 with a credit to be applied to the purchase price based on a percentage of the minimum rent payments made in the year of purchase.

Summary of commitments for office leases:

	Vancouver
	Office	Elko Office	Total
	$	$	$
Payable not later than one year	73,608	131,959	205,567
Payable later than one year and not later than five years	42,938	428,704	471,642
Payable later than five years	-	-	-
Total	116,546	560,663	677,209

b)	The Company has two separate consulting agreements with officers and directors of the Company to provide management consulting and exploration services to the Company for an indefinite term. The agreements require total combined payments of $50,750 per month. Included in each agreement is a provision for a two-year payout in the event of termination without cause and three-year payout in the event of a change in control.

c)	The Company has two separate employment agreements with employees of the Company to provide exploration services to the Company for an indefinite term. The agreements require total combined payments of US$31,767 per month. Included in each agreement is a provision for a two-year payout in the event of termination following a change in control.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2018
(Expressed in Canadian Dollars - unaudited)

NOTE 16 – Commitments (continued)

d)	The Company has an employment agreement with an officer of the Company to provide corporate secretarial and legal services to the Company for an indefinite term. The agreement requires payment of $19,167 per month. Included in the agreement is a provision for a two-year payout in the event of termination without cause or in the event of a change in control.

NOTE 17 – Supplementary Cash Flow Information

	For the nine months ended September 30,
	2018	2017
	$	$

Non-cash transactions
Exploration and evaluation assets expenditures in accounts payable at period end	1,632,279	1,689,856
Property and equipment in accounts payable at period end	-	59,904
Shares issued for acquisition of exploration and evaluation assets	-	24,970,694
Share issuance costs in accounts payable at period end	250,943	-
Reclassification of cancelled stock options	9,919	227,836
Reclassification of expired stock options	166,715	151,042
Reclassification of stock options exercised	1,641,078	1,693,415
Replacement options and warrants issued	-	576,506
Reclassification of investment in associated company to exploration and evaluation assets	-	5,376,528
Provision for site reclamation	942,713	-